2024 REPORT

Ashley Black Inc


NEW YORK STOCK EXCHANGE
FINTECH
ASHLEY BLACK SOLD OVER $170 MILLIO
WELLNESS TOOLS

LETTER

Dear investors,

I am very excited for 2025, building on all the strategic foundational work we did in 2024. My team really focused on increasing the margins for the core FasciaBlaster business by tightening costs and maximizing marketing, while I focused heavily on innovation. Designing and engineering the first motorized FasciaBlaster requires unique technology. We are making several trips to the factory to work with the design engineers in person to test and oversee every aspect. We are doing something never done before. My energy and efforts are fully dedicated to this project because it is a game changer for us. At the end of the day, we are a business that has been making novel tools to improve people's lives for over 10 years, earning enough success to float along, very similar to Apple's early years. Now we are ready for our own iPhone, the radical

invention that will take us to the next level. I couldn't be more excited for what 2025 will bring!

We need your help!

The launch of our new Nexcia device is a really pivotal moment for both our company and the field of fascia care. I am speaking at the International Fascia Research Congress in August this year to connect with all of the scientific and therapeutic community leaders that care deeply about moving this important field of research forward. It is up to all of us who have experienced the life-changing results that occur when you care for your fascia to share that knowledge and hope with the rest of the world. We need to let our collective light shine! The next time a friend, neighbor or colleague mentions a fascia related issue - tightness, joint pain, inflammation, any of the symptoms of fascia dysfunction that you have personally experienced or seen online - tell that person about fasciablasting. Personal testimonies and recommendations was how this company caught fire from a tiny spark and it has been the backbone of our success for over 10 years. As we look to take this company to the next level together, your role in the brand messaging is more important than ever. Share the hope! Share the healing!

Sincerely,

Brandy Hipp

CFO

Ashley Black

CEO

How did we do this year?

How did we do this year?

REPORT CARD

B-

☺ The Good

We increased sales on our US branded sites by 6% ($1M+) also offering the customers the opportunity to research before buying.

Among the most impactful efforts was an obsession with G&A cost reductions. We were able to reduce spend by more than $1.7M.

Better freight contracts and decreased platform commissions helped to increase our gross margin by 9%.

☹ The Bad

Increased pricing and competition on Meta and Google resulted in an increase of 11% marketing cost in 2024.

Cash flow. Working capital financing costs have remained very expensive as persistent inflation has kept interest rates high.

Our China factory had a harder time keeping up with orders than usual so we had stock out issues that impacted sales.

2024 At a Glance

January 1 to December 31

January 1 to December 31



$17,747,944 [3%]
Revenue



-$680,513
Net Loss


IOU!

$4,637,827 +34%
Short Term Debt



$2,508,398
Raised in 2024



$575,808
Cash on Hand
As of 04/ 1/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$18,255,307
$17,747,944


-$3,303,303
-$680,513
2023
2024

Net Margin: -4% Gross Margin: 64% Return on Assets: -5% Earnings per Share: -$0.06

Revenue per Employee: $554,623 Cash to Assets: 8% Revenue to Receivables: 3,749

Debt Ratio: 65%

Ashley_Black_Inc_2024_unaudited.pdf

Ashley_Black_Inc_2023-2024.pdf

We ❤ Our 4,253 Investors

Thank You For Believing In Us

Leroy Young
Kelly Joan Piccini
Deanna Korzyniewski
Shaun Weaver
Paul Kapsar
Kim Spivey
Amit RUWALA
Tammy S Murray
Melissa Coleman
Amber Johnsen
Robert Trainor
Smith Terrie
Beth Howland
Ali Jean Crockett
Christopher Flores
Daniela Braswell
Mary Lynn Anderson
Devra J Vest
Annette Conrad
Dana Reynolds Durr
Connie Heinz-Magnani
Kelly Schepe
Teressa Chicago
Kellie Bassett
Jacqueline Friel
Marion Carson
Bobbie Magee
Ravonna Rydell
Jennifer Johnson
Susan Gambill

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Offe Lac
Pattie Mercadante
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Vivienne Smith
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Elizabeth Bellew
Gina Vadnais
Lisa Schultz
Tina Louise Cook
Leigh Mattila
Davina Flanagan...
Suzannah Fletcher
Susan Furderer
Kimi Buehler
Kimberly Ann Fleming
Ashley Mooney
Colleen S. Gardner
Brenda Gnader
Kaila Dawn Lashelle
Laura Jane Byrd
Crystal Dorsey
Manish Chabria
Renee Carr
Karen Wolber
April Thomopoulos

Christina Bloom
Lacy Burrhus
Joy Groya
Suzanne Judge
Christine Kastner
Pamela Doolittle
Veronica Jamerson
Maria Jimenez
Noelle Santamaria
Karie Mangiardi
Amy Sosville
Ana Hill
Susan Hannaford
Leann Drummer
Amy E Smith
Linda Erck
Cynthia Parra
Tracy Walker
Cyndi Bailey
Fern Liversedge
Tisa Zellers
Dawn Marie Capitan
Renae Dietrich
Jody Whalen
Cecelia Webb
Patricia Millan
Olga Alvarez
Mary Beth Catena
Brenda Chastain
Dorothy Taylor

Cintra Best
Diana L Kasa
Eric S. Seigel
LD Freeman
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Natalie Coyne Baeza
Daphne Arrington
Amy Bruehwiler
Michelle Coonfield
Margaret Amadio
Sherryann Philogene
Sarah Jones
Dominique Rossi
Susan Palmer
Aimee Allen-Ampil
Karie Collins
Donna Jones
Elaine Davis
Zerr Cynthia
Susan Nadolny
Alexis Schram
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Leah Mcdaniel
Chrissy Acevedo
Sandy Ohlson
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Beatrice Garcia
Kimberle Kohler

Misty Hillin
Debra Flint
Agnes Puzon
Kelsey Banerjee
Nathalie Boutot...
Paula Wayvithus
Melanie Adcock-Tucker
Bridget Smith
Scarlett Wineland
Jim Mooney
Sharon Mitchell
Diane Bernard
Traci Hamilton
Julie Halvorson-...
Kara White
Maria Herakovich
Holly Jones
Jennie Chancey
Lisa Mulcrone
Paula Fix
Yvonne Resek
Annemarie Smiley
Connie Dukes
Lisa Hansegard
Melissa Crawford
Lauren Meyer
Alisa Jensen Dean
Maria Valenzuela
Selena Muñoz
Karen Pardue

Martie Pineda
Jules Hughes
Debra Alexander
Brandy Hipp
Eva Moreland Volkin
Maryanne Gerdow
Jorie Roberts
Karie Kinney
Curtis Pfefferle
Sage Sewell
Belinda Cassettari
Melissa Bailey
Nancy Hacker
Rona Hayes
Mary Kay Coulter
Teresa McDonald
Lisa Birrell
Wanda Tallant
Patty Luke-Gerber
Shannon Nicole
Diana Lamb
Kelley Bennett
Patricia J McDonald
Myriam Azgour-Lyon
Mary Jo Streb
Alderson Lisa
Jana Sullivan
Marianne Decastro
Amber Collins
Ashley Davis

Tonya Fetner	Selena Stewart	Daytra Loves Dajon...	Heather Michele...	Mercedes Dee Dillon	Rachel A Foresta
Jeanette Flores	Deanna Aliano	Janet Cameron	Terry Misner Dubbs	Sheila Murrey	Donna Rayburn
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Anissa Brinkley	Caryl Anne Namest	Gina Strode	Theresa Langerman	Laurie Nafis	Sharell Y Williams
Tanya White	Leila C Sugay	Hatem Rowaihy	Livi Love	Cynthia Pagan	Laurie Dozier
Galit Reuben	Teresita Galindo	Barbara Randell	Susan Sly	Fonda Broekhuis	Stephanie Zezas
Pamela Jolly	Carol Thompson	Connie Kirk	Amber Smith	Msmindy Losee	Lisa Moncrief
Gina Baker	Alicia Hutton	Viviana Albizu	Marguerite Heyliger	Elaine Larson	Susan Bubnar
Elda Becerra	Melvin O'neil...	Caroline Saunders	Susan Jas	Sue Nuss	Hope Ashby
Suellen Evans	Gail Rubsam	Kishra Ott	Cheryl Anderson	Anissa Egar-Smith	Shannon Sutton-Lilly
Mike Diaz	Parisa Banks	Shelby Johnston...	Katherine Manyai	Malvin Kvam	Ethel Burnett
Tim Ladehoff	Chukwuka Nwaozor	Janet Freund	David Smith	Yamira Lee Johnson	Nelson Cruz
Michelle Polanski	Melissa Austin	Cindy Mills	Puran S Tewari	Jeanne Jackson	Kristine Smith
Lisa Ann Sanchez	Catherine J Cribb	Darcey Meridith	Heather Layman	Marie Snyder	Lisa Beane
Jacqueline Evans	Kim Arias	Yadira Toro	Crystal Zandstra...	Dawn Wright	Rhonda Lane
Susan Garcia	Jennifer L. Yund	Joni Holliday	Shelby Harkrader	Pam Meier Lyon	Kelly Page
Lizabeth Sant'Angelo	Shannon Kidd	Yelitza Martinez	Danielle Kellar	Cecilia Vanderhoef	Erika Rivas
Leanne Weber	Antoinette Bobbit	Marie Michelle Brooks	Tammy Campbell	Sherry Redden	Betsy Ash
Kelly RODRIGUEZ	Terri Palermo	Janthia Hamblin	Korie Minkus Trevino	Caridad Canales	Coleen Gordon
Susan Hunt Ball	Alana Newman	Neryk Davydov	Christina May	Sharlene Barb	Carol A Harper
Phillip Wright	Tamara Cooper Eichler	Jennifer Freligh	Katherine Tilley	Colleen Gallagher	Shannon Sinegal...
Debbi Beck	Stephanie Waring	Amanda Velueta	Roxanne Payne	Anthony J Fisher	Karen Cloud
Jennifer Sanchez	Betsy Elliott	Melinda Kasten	Annmarie Abbott...	Tonya DeFelice	Darcy Benson
Traci Casillas	Doreen Monterroza	Alma Rosa Aguirre	Susanne Boyer	Michelle Urbán	Reya Simpson
Kendra Martinez	Mary Carmela	Heidi BrookeR	Michee Connelly	Aysha Rahim	Hochstrass Micki
April Herbster	Mary Kasell Smallwood	Norma Colin	Virginia Brien	Andre Thomas	Katie Crockett
Rosalba Hughes	Darcy Baker	Patty Novara-Ortiz	Melanie Bright	Susana Dietrich	Ed Spofford
Kristin Jones	Diane Kay Davis	Jeanne Masanz	Bashar Danial	Alix Baseman Aguilera	Barbara Mercer
Patricia Kropinak	Zanetta ROGERS	Bridgitt Arledge	Jim Dodge	Erin Copland	Jerusha Seal
Donna Maxwell	Michelle Y Navarro	Vanessa Stasik	Laura LaMantia	Lisa Messman	Julia Infante
Lisa Theroulde	Kim Bociek	Elizabeth Crocker	Sonia Maria Oliveira...	Megan Sinagoga	Kelli Carraway
Ann Plohal	Timothy Dick	Paige Echo-Hawk	Carmen Fernandez-...	Rebecca Perkins	Donna M Forman
Maria Lujan	Kevin Sears	Donna Pal	Cindy C Trice	Lisa Davis	Kelly Noble
Karen Cundiff	Patsy Booton	Carie Figueroa	Deborah Guth	Mecca Lo	Adelita Alonzo
Sandra Bradford	Jennifer Bellevue	Traci Hopkins Black	Lulu Martinez Diaz	Lorelei Zinn	Agnes A Yidu
Wendy Morgan	Alfrica Alugas	Angi Welch	Christy Hanson	Tracie Houtz	Ana Phillips
Nicki Kirk	Dale McQueeney	Julianne Hill	Kathy Huffine	Chancey Charm	Celeste Perret
Judith Burdine	Thea DILLON	Emilia Saenz	Kathy Powell	Deanna Kennedy	Wardell Goree Jr
Laura Fusco Romanko	Marie Kearney	Andi Hemesath	Elise Morris	Karen Bennett	Jaclyn Fernandez
Tara Miller	Luis R Vega	Juan P Cuevas	Rosie Velasquez	Michael M	Cynthia Clendaniel
Sonya Holby	Barbara Toscano	Timothy P Davis	Vasiliki Stockette	Lynn Day	Anthony N. Igbinosun
Mark Perlmutter	Holly Prell Scheuer	Christina Lindstrom	Julie Smith	Holda Julie	Pasala Ravichandran
Cynthia Hofmann-...	Christina McCollum	Alexandra Sanchez	Susan Ball	Ashlee Thornton	Carol Weise
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Karen Denzel	Mariama Williams...	Akary Busto	Teresa Mccauley	Mia Collins	Heidi Salach
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Ruth Ann Knopf	Joy L Edvalson	Shelia J Riggs	Loona Cadely-Jeanty	Dawn Walsh	Sarah Brown
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Rayna Hahn
M P
Nancy Leya
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Catherine Turner...
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Loretta Jeanine

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Cheryl Parris
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Theodora D.
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Elba Cruz
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David Macario
Svanlaug...
Paula Knight
Rhondalynn M. Smith...
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Sandra Iszler...
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M J
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Nancy Dimitry...
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Kelly Anderson
Charles Forell
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Eneida Morales...
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Patricia Lynn...
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Heather A Hurley
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Syble Shellito

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Donna M Hartzler
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Frederick Crawford
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Shirley Seber
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Audra Edwards
Nancy B. Westfall
Louisette Darbonne...
Reb Shiflett
Sue Estes
Ellan Sinnet Mayfield
La Donna Daniels
Jeannie Martinez...
Donna Fuller Clark
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Christine Schroeder...
Alicia Kimberly
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Nicky Sutton
Cherie San Miguel
Lori Villanueva
Helen Seargent
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Tammy Burney...
Risha Clark
Theresa Boyd

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Cathy Wendland-Colby
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Sara Aegerter
Linda Warga
Jacqueline St.aubyn
Heidi Simon
Kelly Ann
Teresa Nuding
Camille Wilson
Lucchese Luchsinger
Sherry L Anderson
Raina Cauley
Tracy Hutchinson
Mary James
Sean Stobart
Lecia Shorter
Pat Larsen-Newhouse
Angie Balliviero
Tisha Dalessandro
Rachael Caravalho
Joanna Protono Price
Laura E Ramirez
Jennifer Young
Andrea Matthews
Kimberly A Touhey
Ali Abdulla Rashed...
Eugenea Howard
M Slpp
Emily Smith
Corinna Vereb
Becky Foster
Miranda De Paola...
Wendi Elizabeth...
Nancy Hoppe
Alisa King
Stephanie Stanton
Wendy Rae Nutter
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Victoria Horne Steere
Dawn Maley
Rhonda Blum
Tara Lynn
Eli Garzon
Kimberly Davis Hicks
Cynthia Keller
Kathy Pearce Scheff
Kim Warren
Heather Lewandowski
Vickie Bruce
Brandi Paine
Jessica Benson
Chris Tolbert
Johanna Hirota
Valerie Baxter
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Crystalyn Davis
Devon Lowery
Kevin Cook
Cyndi Lou
Cheryl Taylor
Tricia Hook Gerum
Cathy Sleeter
Annabel Varda Mora
Beckie Everett Goudy
Marjorie Senechal
Wanda Rakes
Beaux Neige Berry
Josie Flores
Lisa Stacy

Rachelle Amundson...	Cathy Clark Schramer	Jamie Judge	Tamera Yocom	Elise Houle	Marta Gonzalez
Stephanie Foxen	Cindy Goldberg	Sheri Wolinski	Jill Kulanko	Whitney Lawson-...	Gail Marks
Katherine Vassilas	Laura Neubert	Heather Alley	Paula Hill Harris	Nadya Rios Cueto	Brenda Letourneau
Nichole Barkoff	Marcy Stanley	Kim Ulsas Pemberton	Lynnette Munson	Jami Lough	Sarah Seward
Marylou Crawford...	Julie Miller	Kim Gilbert	Brook Gore	Tamika Bradshaw	Julie Wallace
Jessica Jordan	Lauren Faretta	Tanya Ede	Maria Arreguin	Rosita Gonzalez	Bea Washington...
Julie Word	Kelly A Russo	Angela Sillers	Jamie Leigh Hogan	Stephanie Coates	Joey Morgan
Soccer Mom	Antoinette Festino	Jaime LaBoy	Michelle Flores	Heather Hughes Gurule	Maria Machado
Nesia Scarlett	Claudia Diaz	Angela L Greenlee	Amy Bowar Mellinger	Karen Kalsi	Alyssa Gilmore
Tiffany Dyar	Marti Mason	Calena Love	Bill Holley	Tracy W	Felisa Zinckgraf
Shelby Talbott Sims	Jan Levy	Danielle Mangogna	Buffy Goff	Marney Freestone	Cheryl Breault
Michelle Marie	Jodi French	Cheryl May Ljubicic	Heidi Kossow Dawson	Alexandra Graham	Carol Dorrell
Staci Quirindongo	Antoinette Sottile	Dina Hernandez	Connie Briglio	Shannon Bellissimo...	Kathy Miles
Allison Castle	Michelle Mills	Kathaleen Hill	Evonne Fletcher	Mary Davis	Rachael Struckhoff...
Ana Celia Ferreira	Sandy Trowbridge...	Toni Waite	Onegoddess Child	Amy Burns	Marti Latta
Alice Lomas...	Saundra Campbell	Sarah Young Weeks	Theresa Bellomo Lmt	Ami Azadze	Matt Russell
Natasha Hammel	Tonya Porterfield	Jennifer Lane	David Thierman	Diana Salvon	Shelley Pullen
Ann Hutchings Brewer	Kim Kay Davis	Jordan Seales	Jaime Habig	Monique Da Bell...	Patti Pate
Linda Heather Knapp	Judith Reynolds...	Billie Vallester De...	Sam Smith	Anna Young	Elroy Judy Williams
Cathy Villalobos	Angela McIver	Michele Armstrong-...	Angie Meinhardt	Elisabeth Summers	Melissa Lind Ellwood
Danielle Rayner	Robyn Renee Thatcher	Lisa Beggs	Katie Warren	Jaime Alderman	Roxanne Emery
Chris Sloan	Wendy Larson	Jill Sokol	Tanya L. Fox	Holly McLemore	Tom Scharer
Mia Marz	Misty Sweeney	Paula Carrasquillo	Kathleen Giles	Jay Dee	A. Marie
Altamese BenAvram	Adrianne Logan...	Erin Hunt	Dawn Capraro	Starling Henry	Jo Briano
Leslie Elmore	Jessica Buchholz	Carlos Gallardo	Christina May	Nicole Chaplin	Michelle Bitting
Juniper Bowers	Elizabeth Walker	Margie Lee	Mary Ellen Forman	Shannon Jones-Mueller	Krystal Larson
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Kristine McKenna
Samantha Gaye...
Vivian Bailey
Melissa Gamma
Erin Boehm
Margaret Hicks
Geogy Philip
Terri Bosley
Nicole Alcazar
Angela Roberts
Nichole White
R VG
Shae Caldwell
Brandi Robinson
Shawnee L Johnson
Stacie S
Danielle Champion
Lana J Metcalf
Laura Crum
Jessica Pacheco
Kelly Jo Frazier
Christina Smith
Amaya Weddle
Alan Lordi
Jennifer Ann ALLEN-...
Nancy Dean
Beth Novak
Melanie Bartlett
Azalia Chaffee
Bonnielyn Erving
Aileen Moy
Andrea Bastian
Michelle Skundrick
Sonia Amirkhanova
Danie Echohawk
Cheryl A Caruso
Dain Heer
Melissa A Ross
Kristie Conner
Rachel Grinn
Stephanie Straub
Lauri A Boutte
Leticia Cruz
Jenny Kramer
Kathleen Mills
Elizabeth Sawyer...
Kobi Mitchell

Raquel Martinez
Daisy Chafino Razcon
Lupe Dryburgh
Leslie Dahlquist
Mary T Johnson
Jennean Esmark
Ryann LaVigne
Heather Mote
Jon Hardman
Ray W Wentworth
Jennifer Pollock
Lyndsey Sevilla
Lisa Colville
Emily Diamond
Carole Tecchia
Jessica Tyrrell
Nichole Valentine
Brenda Moore
Alissa Ann Drummond
Michelle Palmateer
Eric Benson
Cynthia BOASE
Nicole Barton
Tabatha White
Sarah Pineda
Rhonda Malone...
Kevin Mackey
Jennifer Guiney
Tarren Brown
Kathryn McCoy
Lenora Hay-...
Katherine Hall
Annmarie E Bruning
Angela Ervin
Paula Moore
Adina Zuga
Rebecca Reutter
Lorraine M. Butts
Joan Vaughn
Tammy Baines
Li Si Yang
Wendy Schiffman
Stacey Corbett
Trish Brantley
Jana Fleming
Debbie Vereb
Deanna Kiebke
Karly McCutcheon
Angela Alves
Petra Denton
Tina Krueger
Lacie Jankey
Beverly Fuchs
Donna Dandridge
Denise Grigsby
Rochelle King
Robin Viggiano
Lela Jones
Kirsten Boland
Andrea Taylor
Debbie Kanabrocki
Brooke Poletti
Debra Beamer
Susan Kaugher
Tara Hunnicutt
Karen Blair
Lillian Sanchez Ham
Sherri Flood
Paula Davis
Tamara Michael
Jennifer Myers
Juliet Wilkinson

Bernadette Flaherty
Patricia Huelsman
Joan Cannizzaro
Sheena L Downer
Aixa Garcia-Ruiz
Michele Estes
Pam Smith
Marie Sell
Traci Barton
Leticia Allen
Julie Scali
Lisa Wikum
Narelle Brooks
Roseann Giambro
Angela Holmes
Simone Putnam...
Heather Asiyanbi
Kathleen Collins
Bonnie Mariner Loe
Laura Capozzi
Megan Quiggle
Kimberly Thurston
Rosalind Walker
Debbie Pryse
Cheila Tamayo
Cindi Starck
Lynelle Healy
Susan Bryant
Linda Harte
Joel Granado
Beth Pratt
Rita Meador
Mary Turner
Ana Maria Weaver
Cathy Champagne
Robin Partin
Marimuthu...
Christy Tadlock
Corine M Miller
Beverly Elba
Virginia Scuderi
Oneisis Frias
Perla Carbajal
Heather Bjernudd
Lyle Bramson
Leslie L Yates
Selene Calderon
Gina Romano
Tricia Crabtree
Jessica Gordon
Melissa Miller
Thomas Lee Archer
Marlet Yanez
Elizabeth Hylander
Ronica Soy
Jennifer Price
Pamela Jane Basinger
Shelley TURIAN
Becki Lundquist
Ana Reyes
Debra Grossman
Amy Danneil
Carrie Foltermann
Kathleen Stephens
Elizabeth Todd
Pamela Hudson
Heather L Beck
Jill K Breitzman
Mary Lila Serico
Emily Pritchard
M Holmes
Jacqueline Gromada

Christine Paquin
Carolee Shackelford
Kelly Herrmann
Andrea WildenberG
Stacey Levitt
Cathy Wright
Julie Schill
Priscilla Pestoff
Sheri Peterson
Rowena Stuart
Jill Ruehlen
Hilary Howell
Lisa Gregory
Shelly Beatty
Melissa F. Smith
Kathy Greathouse
Elizabeth Mays
Natalie Garcia
Lorilynn Failor
Suzan Stang
Christine Muir
Salli Johnson
Joan D Carr
Staci Lamp
Denise Schaefer
Elizabeth Mumbi...
Pamela Dixon
Jo Anne Hendricks
Rhea Hood
Micah Mays
Marjorie Davidson
Mary Gusler
Suyau Woehler
Tori Zimmerman
Daniel Lawhon
Melissa Burnett
Melissa P Warner
Tiffany Spellerberg
Pamela V Williams
Peggy Sue McLain
Kristyn Vanderwall
Kimberly Forbes
Charlee Vanderberg
Rachel Szymczak
Kylie Mar
Jeannine Carson
Mel Sutton
Mary Branam
Shaun Hatcher
Honey Showery
Nancy Roes
Teri Gibson
Sperrys Spot
Sheri Ann Burden
Theresa Marie...
Marianela Bernardo
Cynthia J Belongia
Bethany S Andrews
Alicia Sharp
Kara Falcone
Janine Pearson
Joliona Gray Safer
Robin Elliott
Taylor Bennett
Kimberly Poole-Sykes
David Martinelli
Lariena Armstrong
Tracy Imes
Karen Nelson
Jonathan Snyder
Angela Renee Harless
Sunshine Bishop

Cindy Shotswell	Wendy Freeman	Vicki Troutman	Kara Swalley	Janice McArthur	Audrey Johnson
Madeline Livvix	Andrea Polk	Xcliklalis Mata	Tina Ley	Jim Williams	Katherine Werner
Jim Grammer	Linda O'Brien	Jasmine Bigsby	Anna Christine Wolfe...	Jo Anne Garrison	Erin Gonzalez
Noelle Petersen	Deb Withey	Theresa Wilder	Marney Callicott	Frank Peart	Jo Ann A Lanclos
Delanie Strode	Anita Smith	Laura Rossi	Janet Stewart	Nicole Giurato	Christine Pearl Teichrib
Kara Byars	Leslie Carraway	Catherine Williams	Valery Oswald	Deborah PISKE	Kristina M Laber
Nanci Lieneck	Brenda A Lyons	Susanne Gillam	Michelle Swingle	Kathryn Oakley	Tracey Hartje
Anna H Douglas	Linda Lamar	Kristin Larson	Martha Fry	Johana Castillo	Valarie Thompson-...
Bobby Lilljedahl	Joanna Darlene Jessup	Zojacquelene Williams	Kandy Angel	Kelli Loveless Fronius	Rebecca R. Diaz
Lady M PELLICER	Patricia Garica	Cynthia Fikejs	Dawn Bray	Elizabeth Burach	Lynette Judd
Jay Currie	Tracy C Miller	Julie Jacobson	Nictoria Robinson	Lydia Iantosca	Kari Darnell
Dana Lynn Erskine	Cindy LaBella	Kari Redding	Allen Schaefer	April Bednarz	Kelly Ortego
Samatha Evans	Naaz Manji	Nancy Haywood	Glenda Quinonez	Crystal Hudson	Alice Chichisan
Kayoko Swikart	Angela Michelle Baker	Derek Burks	Julie B SAMUELS	Christine DeMartino	Mary Mooney
Shari Colleen Roat	Billie Von Claparede	Karen Beauchamp	Eden Ari	Ricardo Rodriguez	Patricia Holland
Serene Baruch Joseph	Kelly Bini	Stephanie Johnson	Tracy Reyes	Gergana Danailova	Nikole Davis
Jennifer Shull	Kathy WOLF	Elizabeth K Carter	David Foster	Verdi White II	Athena Priquette
Scott ITTERSAGEN	Alessandra Pozzolini	Nora Socorro Diaz	Derek Hall	Vanessa M. Chaviano	Adetola Oshi
Hannah Clipper	Alyson Kirk	Trampas Marcel	Tracy Brennan	Sophie Triollet	Donna Jacobs
Shelby Thuruthumalil	Jenna Shapiro	Janette M Yanchak	Lisa Ellison	Michele Bedard	Steven Brevett
Katya Sieker	Stephanie Gundy	Kristina Self	Tammie Masters	Jessica Yuksel	Rebecca Worsham-...
Annamarie McDermott	Catherine Lubbe	Malia Putman	Kelly Williams	Angela Gurley	Christi Curau
Mercedes Azcarate	Edie Edmondson	Jennifer Robbins	Ericka Bernhardt	Kristy Rutledge	Melanie CARLOS
Emma Apollonio	Katharine Gillenwater	Tammy Swanson	Renee Bergmen	Deanne Newton	Marsha Hawkins
Laci Hodges	Dorisa Mykel	Lori Stewart	Lynn ROBERTSON	Patricia A Klinkenberg	Rhonda Shirey
Dawn Ziemanski	Bonnie Iverson	Sharon Rempfer	Johni Lions	Karen Duvall	Renette Turner
Carrie Kautz	Jennifer Hofmann	Melissa Edwards	Melanie Wilfong	Jennifer Kadlec	Cathleen Ankenman
Nalana Kardos	Christine Carson	Fonda Diaz	Karen Robertson	Melanie Lecours	Erika Neri
Dawn Dietrich	Elizabeth Brandenburg	Karen Scott-Sassadeck	Sol Y Zachau	Julie Robertson	Ashleigh Bauler
Brittney Davis	Susan D Harrison	Cathleen Holmes	Maria Heeren	Victoria Suarez	Jennifer Koss
Amber Dennard	Patty Freire	Teresa Charles	Elizabeth Thompson	Lori Chabot	Jennifer Garcia
Donna Oldham	Traci Glazier	E Eastman	Julianna Toms	Vikki Warnken	Nikhole Stennis
Joanna Karins	Kelly Taylor	Kristin Moran	Joanne Young	Jennifer Richards	Abbey Warren
Mary Hondros	Amanda Belk	Brenda Sutton	Claudine Stadelmann	Jennifer Adams	Karen Dedier
Diane Larkin	Erika Kief	Lynda Mansoorian	Amanda Pierce	Lindsey Cantrell	Charlene Cano
Jennifer Straub	Robyn C Fulcher	Rachel Tate	Jennifer Holm	Lucinda Kohl	Sylvia Broomes
Jacqueline Smith	Melody O'Dell	Angela Keller	Shellie Hendren	Amy McKinlay	Anne Marie Clark
Linda Jaramillo	Timothy R H Schulz	Andrea Koch	Lisa Sloka	Carletta Branson	Alison J Seltzer
Roxane Woods	Lisa Watt	Maria L Mendez Igou	Amanda Olsen	Denise Braconier	Ashley Arledge
Mary Jean Bretton	Cheryl Crawford	Anthoula Bebi	Clarissa Levey	Tari Huchel	Cindy Wagner
Susan Pulaski	Dawn Kimura	Melissa Newberry	Alexandra Samuels	Dragana Pavlovic	Tia St. Cyr
Wanda Watkins	Melissa Wheeler	Sarah Gantt	Magali Capi	Normalinda Hays	Laura Rosen
Leticia Girard	Margo L Knust	Diane Maruffi	Lori Moran	Karina Holst	Laura Rush
Lynna Hyman	Julie McLean	Sharon Elwell	Jody Bremer	Kaycie Purdy	Rebecca Wendling
Monica Windlan	Kelley R White	Megan Fantasia	Shawnee Chisam	Penny Bell	Karla Ward
Robin K Bartlett	Aimee Voss	Alexandra Gust	Deborah Madigan	Darlene Coleman	Coreen Flores
Rebekah Mustacchio	Mary Costa	Kimberly McLachlan	Jacqueline Pryor	Katarina Barnette	Jodi Fetty
Sharla Hampton	Kristin Weber	Joanne Lawson	Pia Helene Kovaniemi	Nelaine Yoder	Howard Harvey
Amy McTeggart	Greta Winter-Jarvinen	Amy Miller	Kelly Kay Thomas-...	Teresa Hernandez	Tina Marie NEAL
Tina Provenghi	Savannah Phillips	Robbin Kovacs	Gracielle Alipio	Pamela Wood	Bernie Bryant
Sean Haney	Alejandra Sanchez	Glen Hannibal	Janetta Shanklin	Patricia Hartley	Cathrine E. Pratt
Nictoria Robinson	Shannon Sellers	Berta Lopez	Shannon Lively	Daisy Suazo	Wendee Bentz
Liane Caton	Myrian Pereź	Stacy Fernen	Lori Vereker	Katie Bain	Terrie Smith
Jeannie Arellano	Mary Duffy	Cheri Williams	Sheila Barber	Dennis Doolen	Julia Laughlin
Tammy ONeill	Donna Herzberg	Kelly Conway	Anita Brojatsch	Alese Maxey	Kristin Perry
Nora RODRIGUEZ	Patricia Hunter	Tiffanie Muñoz	Steven Kolbauer	Lorie McCauley	Roberta Jean...
Deanna Betzen	Tina Stern	Thomas Whipps	Carol Pudelko	Diane Benner	Claudia Ramos
Karen E Phelps	Cherie Pinkham	Charlotte Demery	Abby Sinyard	Jill Scates	Marie Butler
Heidi Hooper	Leah Bennett	Stacy Schick	Lisa Lynn Christmas	Brian Bock	Erica Rodriguez
Anya Stephens	Roslyn Dalton	Valerie Vinson	Renee Bosnjak	Harley VanBergen	Alejandra Mitchell
Tanya WOOD	Charene Hicks	Dustin Yates	Sharon Schechter	Angela Wadley	Shae Noffsinger
Sheylla Millian	Inna Dziekan	Dianira S Byers	Katja R Jones	Lilia Chang	Kim Brunet
Kristina Vanderlinde	Lisa Isola	Kasie Pape	Colleen McGhee	Rose L. Falsetto	Kira Aduddell
Cindi Rivas	Patricia Villegas	Tracy Kaufman	Milos Zivojinovic	Stacy D McLean	Cathy Bryan
Tammy Biltz	Madeline Schletter	Kim LEBOUEF	Patricia Troutman	Jennifer Davis	Angela Tijerina
Nikola Petrovic	La Tasha Burney	Karen Yvon Loke	Lindsay Collins	June Young	Jeanne Walsh
E M	Kindra Shearer	Amy Winstanley	Lorraine West	J Lane	Lisa O'Shea
Tonya Todd	Marilyn Williams	Tracy Cleveland	Trisha Barker	Moira Hamel	Kathryn Woloszyk
Audrey Ford	Meg Benedicte	Joyce Rogers	Cari A Underwood	Cherie Sullivan	Jill Shannon George
Amanda Moon	Madeline Pincus	Cynthia Lathrop	Christy Christian	Alyssa Miller	Mia Martinez
Kelly Moss	Amanda Sauro	Emily Zimmerman	Melanie Renee Price	Siew Seng Yap-Dubois	Julie Hurley
Sally Rivera	Shirley Molina	Delena Givens	Sarah James	Leon Todd	Frances Michell

Eric Zimula	Kimberly BACKER	Denise Harris	Jean Georges	Brandy Harvell	Sandra Ramirez
Martha Mcclung	Paul Scott	Markel Steverson	Marcie Thompson	Sarah Westfall	Veronica A. Villar
Meredith Breitenbach	Deb DeSmith	Ramanna Gurubelli	Stephanie Harwell	Kris Mulford	Christee Anderson
Maria Alicia Salinas	Elizabeth Hodge	Angela Covington	Michelle Kellogg	Maria Campieri	Kirt Hampton
Colleen Brooks	Kathleen Bohlken	Leslie Sparks	Lezlee Koger	Cassandra Severa	Demetria Williams
Ida Jutting Bell	Fruehwald Amy	Sandra Mueller	Katherine J Moore	Deanna L Daniel	Linda B Fleming
Holly Wiseley	Pamela Rose Fisher	Phaedra Ruffalo	Tammy Green	Stephanie Ottochian	Michael David Mitchell
Catherine Seppa	Mimi Fein	Trudy DeArment	Kim Gamble	Marla Robinson	Tara V Lubonovich
Debra K Griffin	Lorie Afremov	Linda Overton	Vania Cruz-Perez	Evelyn Taliunas	Angie Taggart
Amanda Loewen	Tiffany McDonald	Kelly Gwyn	Terri DiNatale	Sophie Duncan	Lauren Almquist
Patrizia Hickok	Sharon Cipra	Raymond Jacob...	Alice Toothacre	Julie Dolan	Rinda Jarvis
Kelly Skinner	Vicky A Bates	Lynette Elliott	Nanci D Bosick	Heidi Denning	Kelly Kennedy
Jackie Moloney	Nelly Evans	Jennifer Spencer	Aileen Reyes-Picknell	Sim CAT	Ann Batker
Lisa Hatch	Dinda Dahlstrom	Sharon Walker	Jennifer A Brown	Jean Martin	Kristy Bennett
Donna Hight	Liseal Hunter Calixte	William Fryer	Tiffany Warwood	Tony Puckett	Alejandro Fernandez
Omayra Rodriguez	Catherine Charlton...	Tiffany Gregory	Fred George	Kari Martindale	Ashlei Noone
Penny Rowlette	Darcey Sojka	Heidi Lancaster	Jay Hegwer	Leslie Anders	Roseann Castaneda
Brendon Heyn	Virginia Counts	Laurie Smith	Victoria Woeste	Jodi Street Reynolds	Jasmine K.
Hope Dangerfield	Karen Jensen	Beatrice M Gumbs	Lisa Osiecki	Hilda E Roman	Wade Chalfant
Melissa Greeno	Kia Arian	Anne Filer	Irene Noel	Gina Wessels	Calvin Correli
Mary Hovis	Sarah Dick	Jeni Ware	Gloria D Allison	Dionne Tennant	April Aegerter
Laura Faith	Cecilia Mastrobuono	Ella Martin	Susan Payne	Shannon Robertson	Jasmin Carpenter
Diane Lee	Susan Burke	Julie Maddaleni	Susan Hecht	Lindsay Erikson	Julie C. Rosenberg
Genifer Bilker	Vernell Windsor	Karen Harbeck	Rebecca Sederstrom	Julian Scott Grimes	Nancy Flynn
Heidi Elbert	Allison Schoeneck	Jenny Phillips	Rebecca Sheperd	Shyan Valentine	Genia Wright
Tina Burroughs	Annetta Olson	Jackie Reed	Jodi Newsome	Josephine Guy	Leanora JAMISON
Alison Holladay	Cynthia Broady	Martha L Reich	Catherine Dotey	Stephanie Larabee	Leigh Nickerson
Valerie Donnelly	Jennifer Shapiro	Linda Stiles	Shiloh Shirley	Paula Lafleur	Renee Jackson
Sharita YOUNG	Susan Fowler	Janet B Wayland	Jenny A Arias	Bonnie Gibbons	Denise Manuel...
Kelly Whitman	Toni Holland	Jamie Hubler	Cacilie Glasgow-...	Line Fauteux	Dana Jackson
Patricia Veverka	Joe Standley	Nadjia Kitchen	Jennifer Leo	Christy Crays	Aimee Holley
Elizabeth Neary	Carla Palumbo	Lysa Cimicato	Patrizio Renzetti	Vikki Oswald	Eric Evans
Kim Ferrell	Casandra White	Melissa K Stewart	Keally Keambom	Teresa Young	Jean Seipel
Rebecca Feeney	Mandy Clark	Cindi Marshall	Janet Byrd	Tammy Winslow	Annette Hill
Mary Reardon	Carol Ashby	Bridgette Yvette...	Brian G Phillips	Aaron Stewart	Karen Lane
Lisa Lee Strohmyer	Bertha Yvette Martinez	Christina Pearson	Melanie Mazur	Tracy Heiser	Donna S Conley
Alison Turner	Eleanora Mizzi-Rivera	Melissa Calley	Teresa Gustafson	Doug Matthews	Holly Durzo
Becky D. Rapp	Christina L Arent Cook	Artelia Lyn Ellis	Marnie Harrison	Betty R Kern	Cheryl Petersen
Beverly Whitney	Tonai Richards	Dawn Murphy	Sheri Grant	Charlene Marcus	Kathleen Alderete Dea
Sherri Morris	Kelly RubiN	Audra Stegall	Tracy Mattes	Jay B. Ritter	April Barrett
Kevin Nechodom	Linda Brancato	Leah S Johnson	Brooke Beauvais...	Pamala MEADOWS	Jessica Hannon
Jamie McNeil	Zuleika Javier	Cliff Jordan	Meenu Sood	Laurie Cardwell	Melody Sanchez
Radha...	Katharine Elizabeth...	Reina L Coert-Metcalf	Angela Rowland	Corrine Ballard	Rhoda Long
Donna Hooker	Nancy Nardulli	Stephanie J Coston	Chelsea Shenberger	Sara Austin	Stacey Finch
Olivia Donald	Michele Mahoney	Shannon Newman	Shawn Branson	Kelly Black	Molly Boucher
Whitney Orlow	Ahmad Hallak	Jessica Aguilar	Alejandra Rosales	Amie Gromada	Deborah Zupan
Joyce Mauk	Theresa Saunders	Edward Brigham	Teresa Habibian	Mary Shaughness	Heather A Reek
Maria Victoria Lovina	Delia Smith	Brenna Signe Lyons	Darla Cullen	Rima Schafer	Carla Bowen
Natalie Gay	Dederic Taplin	Peggy Keller	Holly Marchman	Jennifer Prieter	Susanne M Swenson
Kelly Thibault-Hamill	Ellen Doane	Jeannette Pryor	Christine Larson	Gina Rodriguez-...	Jennifer Winter
Debra Ann Thacker	Wendy J Coen	David Alberto Henry	Amanda Divinny	Sandra Davtovich	Jane Dean
Sarah Ross	Jacqueline M Merkel	Kamilah N. Wahid-...	Linda Chapman	Colleen Fitzpatrick	Gay Birkholz
Pamela Haake	Jessie Gilliland	Lori Gaiser	Dawn Marie Gordon	Jessica Griffith	Susan Romagnoli
Dominique Bourekas	Donna Karafotis	Marquisha Flower	Dianna Lawrence	Shannon Vest	Karen Pearson
Emily Brady-Santos	Suzy Skegrud	Michelle Barclay	Jill Michelle Williams	Cynthia Smith	Kathryn Holling
Charrisse Hoffmann	Bonnie Tieche	Dyan Tallon	Jessica Dykeman	Ronna Roth	Criseida Galindo
Tamela Young	Connie L Sanches	Janette Quinn	Diana YsasagA	Melissa Heys	Loretta Dee Ralph
Emilia Garcia	Monica D Roberts	Freddy Joe Sanches	Sheffany Roberts	Patti Enck	Anna Foyt
Melissa Kimball	Anne Marie Maier	Cindy Bottcher	Mohammad Salihie	Elizabeth Peck	Darcie Wauke
Joanna Jensen	Angelica N Gamez	Jane Brammer	Deanna Tieron	Lorri Martin	Toni Schaefer
Anita Bein	Christina Lopas	Rona Davis	Katherine Garcia	Laura V Garza	Pamela Cook
Tamara Aper	Yaminah Bunyan	Jennifer Jensen	Melinda Norvell	Donna Scott	Abby Zovren
Marie Gillit	Heather Haygood	Elizabeth Herndon	Karyn Cruz	Cristina Ramirez	Joni Drake
Heather Woodby	Maria McCleve	Linda Guches	Lisa Koberg	Sheri Ann Schmucker	Roberta Fox
Joe Martin	Sonya Wierbiki	Leslie Selden	Tammy Kitt	Meredith Segal	Paolo Farina
Susan Kieser	Laura McKinney	Lana N Melton	Lesley Reitzel	Kathleen Larsen	Courtney Reyman
Lesa Cash	Niezel Ogas	Margaret Poindexter	Nerissa DeMilia	Rachel Smith	Yvonne Buck
Maria OConnor	Joy Manning	Regina Mooney	Ammanda Oxendine	Sarah Hyatt-Shaw	Dawn M Wood
Monica Brandt	Cindy Migliore	Chris Rosas	Jessica Marie Frank	Christy Rohrmayer	Jahaira Pagan
Shauna Rettig	Brenda Onia	Dani Carter	Olga K	Allison Preston	Lynn Nemitz
Melissa PRIEST	Marisella Kalenick	Lisa Rollison	Juleena Cox	Lisa Grossman	Dr. Tonya D. Brown

Dinka Riva	Daniel W Smith	Gari Smith	Rhonda Feinberg	Lori Ann LaPerle	Nicole Herrera
Debbie Richards	Krystal Sandoz	Kate Gonzalez	Tina Fuller-Jones	Peffin Lee	Angela Slifer
Fuad Folu-oso	Laurel Singleton	Suzette McCurtis	Clara Moscal	Kristen Klaassen	Judith Ziol
Rita Schriver	Linda Pope	Michelle Neville	Loraine Marr	Rajil Jain	Christine Emery
Miranda Sewell	Kalia Takabayashi	Donna Flaherty	Crystal Wilson	Colleen Ryan	Jc Drosse
Jade Leckey	Angela Bourgeois	Brenda Seguirant	Brian Smolens	Devonne Hefner	Rachel Meier
Lisa Longo	Mehmet Benli	Auni Adams	Aja VanEerde	DeAnna Senz	Jennifer Closner
Cyndi Mino	Catherine Poissant	Zsuzsu Illes	Shannan Wilkerson-...	Monica Mercer	Desiree Fernandez
Sherry NORD	Tina Lovinggood	Leslie Drewel	Tamika Smith	Maura J Ogorman	Holly Henson
Corina Gayk	Cindy Brummette	Renee Cano	Peggy L Williams	Terri Kelley	Jasmine Mitchell
Ruth Stockett	Brandy Thorne	Chimene Vaughan	Adriana Montes	Tina Smith	Janna CAMPBELL
Kellie Nelsen	Deborah Crupe	Amber Boyce...	Karen Danna	Dina Bright	Margaret Streicker
Michelle Greener	Mellissa Taylor	Julie Steele	Jaime Vasquez	Cheri Grayson	Diana Kong
Karen Boggs	Jennifer Bean-Charsky	Tina Vergara	Julie Davis	Connie Vaughan	Laurie Azevedo
Janet Boggs	Erin Donahue	Amy EZELL	Cynthia Owens	Irene Hoffman	Julie Thompson
Christina Livingston	Diana Janice Thao	Tina DeSagun	Monica S Boecker	Mercedes Zendejas	Patrice Ruggieri
Robin Klinger	N Inette Crunkleton	Rebecca McLean	Danielle Harmon	Erica Acierno	Merry Gibson
Jessica Falker	Tracy Perkins	Elizabeth Carvalho	Douglas Burdett	Cara Bain	Deborah Upton
Robyn Hofstad	Karen Barnett	Samantha Sabo	Tracy Edmonds	Tyrah Deller	Diane M Stallings
Dawn Ricci	Susie Cutter	Karyn Shanks	Debi Reese	Tina Karcher	Anamae Saavedra
Deanna Campbell	Kelsey Grady	Michelle D Walker	Susan Cleveland	Michelle C. Smith	Kellee Mierkiewicz
Amy Hillen	Chasity Hagan	Michelle Zwart	Shelane KENT	Kristin A Seitz	Wendy Bott
Tamara Elston	Sandra Gage	Amy Zapata	Lisa McGinsie	Paula Eppinger	Tricia Maddalone
C Cervantes	Myrissa Holloway	Lois Price	Ruth Stern	Catherine Korda	Alicia Jimenez
Traci McKee	Patricia Alonso	Lia Jones Allan	Angela Lowell	Joanna Krussel	Priscilla ORTEGA
Cristina Burgess	Caroline FRIEL-...	Holly Jablonowski	Pam Wess	Amie Landis-Guerrero	Susan Jenkins
Randall Hicks	Mandy Rose Cotts	Alastair Robert...	Angie Stutso	Christine Hambric	Helen Montero
Kelly Molchan	Tamera Grady	Bryan Sullivan	Sonita Edwards	Wendy Roberts	Danica Suarez
Emilia Stephens	Patricia Felix	Katy Soper	Michelle Y Edwards	Lauren Luu	Denise Englert
Carey DeBasio	Lisa Decker	Kristina Carey	Tamera Bond	Sue Nielsen	Erica Wray Storms
Michael Harris	Susan Totter	Angela L Collins	Amanda Freel	Afsheen ALKHAIRY	Jocelyn BRADY
Wayne Hosman	Jacqueline Morgan	Celena Rivera	Dana Wagner	Eric Pfitzenmaier	Bernadette Pagan
Denise Miller	L Franklin Duvall Jr	Theresa Cox	Rita Martinez	Mary C Appelt	Aracelis Gutierrez
Patricia Olson	Lisa Neau	Jodi Merges	Felechia Clark	Carolyn Koprince	Johanna MB
Kelly Reed	Rhonda Pimber	Sheryl Hooke	Lilian Celedon	Kiara Velez	Lisa Bloker
Ana Alegre Cordova	Megan Snipes	Christine Massey	Bonnie Parker	Diane HERON	Patricia Andrews
Christine Mahon	Brieanne Fluewelling	Rod Barnes	Geeti Shirazi Mahajan	Therese Caliendo	Tracy Ness
Victoria Schwab	Amy Ouellette	Gina Faron	M T	Shirley Payton	Melissa Kargiannakis
Virginia (Ginger)...	Stephanie Rodriguez	Denise Shearey	Sherry Costonde	Jo Rittermeyer	Roxanna Wells
Cindy Burrell	Katherine Hower	Laura Warner	Jacoba Roldan	Crystal Lorentz	Sharla Bartley
Ivonne Caldwell	Michelle Graham	Freida Hugueth	Gloria Kuehl	Mary Press	Lesa Hough
Megan Mack	Andrea Mitchell	Nichole Anderson	Lydia Laboy	Suzanne Garner	Kim Derigo
Catrina N. Luca	Debra Hawkins	Deborah Sucic	Kristy Sipe	Christina Bass	Debi Jacobs
Rhonda Mac Alister...	Jennifer Plant	Stephanie Perrone	Jaime Haddadin	Yolanda Annette...	Mirella LOZA
Amy STEWART	Eileen Caravello	Lisa Darnell	Amanda Potter	Audra Oigbokie	Cristi Chentnik
Nova Smith	Heidi Pliszka	Kay MCcan	Hope Mitchell	Deborah Sables	Denise A Dailey
Devon Kirk	Jan Jennings	Holly Thomas	Cassandra Boyd	Patricia K Campbell	Nicole UNRAU
Elizabeth E. K. Kelley-...	Isis Contreras	Amy MorgaN	Catherine Ross	Becky Vandiver	Maria T Cataldo
Debora Henry	Mike Woelfel	Rebecca Blaho	Jenny Meredith	Terri Mayekar	Suzanne Robertson
Jill West	Teri Shelquist	Debbie Yancy	Rebecca Johnson	Suzanne Conway	Lane Mcdougall
Sandra Dwan	Elizabeth Fox	Denise Nitti	Suzanne DeCann	Jill Yates	Natalie Taylor
Sabrina Nicole...	Tiffany Knoeck	Tonya Brock	Karen Sodaro	Kristi Nault	Dawn Martinez
Nancy McCarthy	Jena Martin	Jacqueline Sutera	Jennifer Pugliese	Terina Garrison	Fredilyn Bangwa
Tara Mazanec	Laurie Guess	Robin Blaisdell	Deneen Jeannette...	Raylene Kwasnicki	Linda Becker
Audra Weinstein	Amy M	Yvonne L SHRADER	Jo Michael	Amber Kidwell	Donna Llanes
Linda Lowery	Jeannie Cashman...	Lucy Brandt	Julie Green	Rebecca Lynn Arrison	Beth Pavone
Lori Cook	Dawn Shuman	Merideth D. Moreno	Jennifer Rector	Angelica Marshall	Lipika Shankar
Melissa Price	Alison J Becker	Catia Goncalves	Rita McNulty	Mary Janiszewski	Susan Malicki
Ida Goff	Wendy L. Baldwin	Traci Rae Caldwell	Jennifer McMurtray	Cathy Mein	Linda Geyer
Michelle M Bacon	Jessica Hayden	Patricia Jaynes	Susan Graham	Kate Vangeloff	Evangela Hager
Maria Paulercio	Rachel Komis	Colleen Green	Cynthia Curry	Jennifer E Munn	Tiffany Harris
Diana Lanes	Tammy Clostermery	Krista Conrad	Trisha Miller	Tina Anne Garcia	Lauren Wilson
Kimberly Gall	Sheila Wagner	Stephanie Riley	Renee Christiansen	Tandem Graves	Desiree Diaz-Ortiz
Zoey Cervera	Connie Cole	Jami Champagne	Bobbi Sherraden	Danika Gibber	Michele GRINDSTAFF
Denise ALBERT	Lydia Alexander	Ashton Bryngelson	Keri Ortega	Kim Mondo	Mary P Wilson
Kristie Diegel	Leasha TAVERNIER	Melissa Tanner	Heidi Thweatt	Christina M Good	Lee Bryngelson
Marianne McCullough	Rhonda Nielson	Rachel Bagley	Katie Egli	Regan Bryngelson	Candace Stuart-...
Francisca Haws	Wendy White	Wanda Ragan	Cathryn Engelage	Susan Molsberger	Crystal Shields
Iwona Wiszniewska	Tracy Bowles	Sheila Meadows	April Casey Reaska	Jennifer Otte	Maria Sessions
Nina Fotos	Kimberly A Moore	Gloria Dziadziola	Jacqueline Grinnell	Christine Bishop...	Casey Eden Sollock
Melissa Lacasella	Evany Perkins	Iliana MUNOZ	Kelly Sorensen	Gregg Roperto	Karen SALISBURY
Soraia Buckholtz	Michelle Simpson	Shannon Lowey	Beth Young	Kelly Kowalski	Trisha Price

Carol Ann Jacobs
Vanessa File
Michelle Kinzel
Tomi Waters
Brooke Huling
Mary Carter Stallings
Sharon Condiff
Samia K
Scott Norman
Brandy Conrad
Patricia Morgan
Nissa Haines
Jacquelyn Sene
Joyce Rogers
Melissa Meyer-...
Kathleen V Odonnell
Tonya Hudson
Maria Murray
Anna Marie Gargiulo
Tiffani Taft
Patricia Olson
Shantell Barnum
Cassandra Hogben
Patty Rogenmoser
Madeline Williams
Tami Taurian
Sheila Wilbanks
Betty Calvo-Torres
Cherie Smith
Christina Kaus
Jennifer Haugen
M Diggs
Michelle Pauley
Angela Morton
Emily Pritchard
Charles Russell
Amber Holt
Pamela Ahr
Angela McElroy
Claudia Guzman
Kim Dietrich
Denise Potter
Kat Andrade

Thank You!

From the Ashley Black Inc Team



Ashley Black

🏆Founder

Best-Selling Author, Inventor. ABA's 2020 Entrepreneur of the Year; 2 x Inc 5000 Fastest growing private companies; 1st TedX Fascia Talk, 9M+ Engaged Community. Built a...



Dr Federico Ugalde Prada

🩺Partner & Medical Advisor



Rick Yorn & Sam Warren

Partners

LBI Entertainment LLC Premier Hollywood Talent Agency, reps

M.D, MBA, Chief Operational Officer for Regenerative Medicine Institute (RMI), First Adult Stem Cells Congress,...

to Leonardo DiCaprio, Jennifer Lawrence, Reese Witherspoon,...



Dr Umberto Uribe Morelli, M.D., F.A.C.S.

Partner & Medical Advisor

Founder of HUM Breast Foundation, Masters in Super Microsurgery, Internationally recognized Aesthetic and...



Dr Kenneth Thomas, D.C.

Partner & Medical Advisor

DC, MS, CCSP, Vice President of External Affairs Parker University, Vice President of Academics, Council of...



Brandy Hipp

CFO

CPA, Masters degree in Taxation, Domestic and Global Income Tax, Transaction Tax, Corporate Structure, R&D Cred...

Details

The Board of Directors

Director	Occupation	Joined
Ashley Black	Founder & CEO @ Ashley Black, Inc.	2014

Officers

Officer	Title	Joined
Brandy Hipp	Treasurer CFO	2017
Lee-Ann Fullard	COO	2018
Ashley Black	CEO President	2014

Voting Power

Holder	Securities Held	Voting Power
ADB Equities LLC (100% owned by Ashley Black)	9,531,394 Common	95.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2018	$848,300		Other
06/2018	$273,999		Other
06/2018	$500,000		Other
04/2020	$253,470		Other
01/2021	$241,027		Other
08/2021	$485,000		Other
06/2022	$25,000		506(c)
07/2022	$2,702,865		4(a)(6)
12/2022	$425,000		Regulation D, Rule 506(b)
01/2023	$3,070,676		Section 4(a)(2)
10/2023	$229,000		Regulation D, Rule 506(b)
04/2024	$758,398		4(a)(6)
09/2024	$250,000	Preferred Stock	Section 4(a)(2)
09/2024	$1,500,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/15/2022	$425,000	10.0%	15.0%	$50,000,000	12/15/2024
10/31/2023	$229,000	10.0%	15.0%	$50,000,000	10/31/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
ADB Interests LLC	06/22/2018	$848,300	$442,314	5.4%	06/22/2028	Yes
ADB Interests LLC	06/22/2018	$273,999	$135,440	2.66%	06/22/2028	Yes
Chase Bank	06/22/2018	$500,000	$497,904	3.87%		Yes
ADB Interests LLC	04/07/2020	$253,470	$0	0.98%	04/07/2022	

ADB Interests LLC	01/22/2021	$241,027	$0	0.98%	01/22/2026	
ADB Interests LLC	08/14/2021	$485,000	$490,460	3.75%	07/01/2050	Yes
Ampla	01/18/2023	$3,070,676	$1,897,804	14.75%	01/18/2024	Yes
Bottleneck Credit Fund	09/01/2024	$1,500,000	$1,250,000	17.0%	12/31/2026	Yes

Related Party Transactions

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	20,000,000	10,000,000	Yes
Preferred	10,000,000	1,012,362	No

Warrants: 0

Options: 0

Form C Risks:

The topical products are currently only manufactured by one lab in the US, resulting in supply chain risk for these products. To mitigate this risk, the Company is actively seeking alternative compounding labs or acquisition of a profitable topical brand that owns a compounding lab, but there is no assurance the Company will be successful in mitigating this risk.

No assurances can be given regarding the profitability of the Company or the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, manufacturing capability, access to capital, ability to employ effective sales representatives, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the continued development and commercialization of it's products, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, scientific, and financial capabilities. The Company may not be able to effectively manage the expansion of operations or recruit and train additional qualified personnel. The physical expansion of Company operations may lead to significant costs and may divert the management and business development resources. Any inability to manage growth or complications involving the management of growth could delay the execution of the Company's business plan or disrupt the operations.

The Company has no current open litigation. The Company and it's insurance carrier has successfully defended against advertising and warranty claims filed many years ago and those claims have been dismissed. Absolutely no claims were paid and the charges were baseless. The Company will vigorously defend any such cases in the future as well. Potential litigation could consume substantial amounts of Company financial and managerial resources.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we

require to successfully grow our business.

The Company currently derives over 90% of revenue using an ecommerce store hosted on Shopify. The store could be taken offline for any length of time due to natural disaster, hacking, or other unforeseen events. To mitigate this risk, the Company expects to use a portion of funds raised to bolster the IT disaster migration plans and to provide a working capital reserve for such a temporary loss of revenue; however, this is no assurance the Company will be successful in mitigating this risk.

The majority of inventory is housed in a single warehouse in Houston Texas, which places the business at risk for interruptions to operations and possible damage to the inventory from natural disasters including hurricanes and flooding. While insurance covers the replacement of the inventory, the time needed to manufacture or import a significant amount of inventory would temporarily impair revenue and cash flow.

The Company introduces new products into the market each year and it is not possible to predict the extent to which the new products will be accepted by the market. Market acceptance will depend on various factors, many of which are outside the control of the Company. The Company believes that market acceptance will be primarily driven by customer experiences with our product and their willingness to share positive results with others. If customers have negative experiences with the products or the Company, such negative experiences could harm the Company's reputation and impair the market acceptance of the products. The lack of market acceptance could materially adversely affect the business, reputation, financial performance, and value.

The Company relies on a combination of patents, license agreements, trade secret protections, know-how and contractual safeguards to protect the confidential information and proprietary rights in the products. The Company has or will file for patent protection covering certain new products; however, no assurances can be made that the patents will issue or that, if the patents do issue, and with respect to patents that have issued, that third parties will be prevented from developing or selling a competing product. Company employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of confidential information. The Company has also entered into confidentiality agreements to protect the confidential information delivered to third parties for research and other purposes. There can be no assurances that these protections will be adequate, that the Company will be able to effectively enforce these agreements or that the subject confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to the confidential information or that the Company can meaningfully protect its confidential information and other proprietary rights. In addition, the Company may be subject to unauthorized use of our technology due to copying, reverse-engineering or other infringement. Costly and time-consuming litigation could be necessary to enforce and determine the scope and validity of the confidential information and proprietary and intellectual property rights, and failure to maintain the confidentiality of certain confidential information and protect the proprietary rights could materially adversely affect the business, reputation, financial performance and value.

There are other companies currently producing and selling competing products or services. In addition, it is possible that other technologies and products currently exist, or may exist in the future, that are superior to the products the Company sells or intends to sell or are available at

a lower cost. Competitors may have superior resources in terms of capital and distribution, and may have or develop products and services that are superior to the Company's products or which are substantially equivalent but sold for a lower price. No assurances can be made that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights.

The Company's commercial success will depend in part on its ability to continue to develop and commercialize its products without infringing any patent rights or other proprietary rights of others. In other industries, companies often employ intellectual property litigation as a way to gain a competitive advantage. If others use litigation or the threat of litigation to gain a competitive advantage over the Company or to suppress competition from the Company, we may not have the resources to defend the litigation or threat of litigation and any such litigation or threat of litigation, whether or not we are successful, will require significant financial resources, time and effort and could materially adversely affect the business, reputation, financial performance and value (including the value of the Equity Securities or the Company's ability to pay back the Notes if the Notes are not converted). The Company does not believe its products infringe upon the rights of any third party. However, no assurances can be given that the sale or use of the products do not infringe the rights of a third party. If any Company product or process infringes upon the rights of any third party, the Company may lose its ability to distribute the products, or may be required to pay a royalty that may significantly impact the viability of the Company or may be subject to litigation or other adverse intellectual property proceedings which could materially adversely affect our business, reputation, financial performance and value (including the value of the Equity Securities or the Company's ability to pay back the Notes if the Notes are not converted). Litigation or other legal proceedings could result in substantial legal costs to the Company and it may be necessary to enforce the Company's patents or other proprietary rights, to defend against infringement claims or to determine the scope and validity or enforceability of other parties' proprietary rights. The Company may not have the legal right or the resources to stop a competitor from using a product utilizing intellectual property similar to the intellectual property of the Company.

As the Company sells its products, it faces exposure to product liability claims and other potential claims. While the Company has secured appropriate product liability insurance coverage and general commercial liability coverage, it may not be able to maintain such insurance on acceptable terms, with adequate coverage, or at reasonable cost. Even if the Company were ultimately successful in any liability litigation, the litigation would consume substantial amounts of Company financial and managerial resources and may create adverse publicity, all of which could impair the ability to generate sales of Company products and could materially adversely affect the business, reputation, financial performance and value.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's

book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ashley Black Inc

Delaware Corporation
Organized May 2014
32 employees
3440 S Sam Houston Pkwy E Suite 100
Houston TX 77047 http://Fasciablaster.com

Business Description

Refer to the Ashley Black Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ashley Black Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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